SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company)
CYPRESS BIOSCIENCE, INC.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
232674507
(CUSIP Number of Class of Securities)

Jay D. Kranzler M.D., Ph.D.
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121
(858) 452-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Frederick T. Muto, Esq.
Barbara L. Borden, Esq.
David A. Lipkin, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation
Item 6. Interest in Securities of the Subject Company
Item 8. Additional Information
SIGNATURE

     This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) previously filed by Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), with the Securities and Exchange Commission (the “SEC”) on September 28, 2010, relating to the tender offer by Ramius V&O Acquisition LLC, a Delaware limited liability company (“Offeror”) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), to purchase all the issued and outstanding shares of Common Stock, par value $0.001, of the Company (the “Shares”) for $4.25 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 15, 2010 and in the related Letter of Transmittal contained in the Schedule TO filed by Offeror with the SEC on September 15, 2010 (which, together with any amendments or supplements thereto from time to time, collectively constitute the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation.
     On page 9, the second to the last paragraph of the statement under the caption “Background for the Offer” that begins “On September 24, 2010...” is hereby amended and restated to read as follows:
     “On September 24, 2010, the board of directors met with its financial and legal advisors to review the terms of the Offer and other potential actions to be taken by Cypress. Representatives of the financial advisors reviewed the terms of the Offer, financial analyses relating to the Offer and strategic alternatives available to Cypress. The overview of strategic alternatives included a review of process, potential strategic and other buyers, and potential monetization transactions based on discussions to date. Representatives of Cooley and Sullivan Cromwell LLP reviewed with the board of directors its legal and fiduciary duties in this context and the terms and conditions of a proposed stockholder rights agreement that the board might consider adopting to prevent a coercive takeover of Cypress. At the meeting, the board of directors also reconstituted the strategy committee to consist of Mr. Petree and Dr. Nova.”
     On page 9, the last paragraph of the statement under the caption “Background for the Offer” that begins “On September 27, 2010...” is hereby amended and restated to read as follows:
     “On September 27, 2010, the board of directors again met with its legal and financial advisors to review the Offer. Additionally, the board of directors considered, among other things, and discussed with its advisors matters relevant to the adoption of a rights plan, including the mechanics of a plan, events that could trigger the rights under a plan, the possible effect of such plan on future transactions and the material terms of the plan that was proposed to be implemented, and the fact that the plan contained an exception that would enable the Offer to be consummated as proposed without triggering the rights under the plan. Following this discussion and further deliberation, and after careful consideration, the board of directors determined, by unanimous vote, (i) that the Offer grossly undervalues Cypress’ current business and future prospects, is highly conditional, rendering it illusory, and is not in the best interests of Cypress and its stockholders (other than Ramius and its affiliates), and, therefore, to recommend that stockholders should reject the Offer and not tender their Common Stock to the Offeror, (ii) to explore strategic alternatives to the Offer, which may include but are not limited to monetization of certain Cypress assets or other transactions that deliver value to Cypress’ stockholders and/or pursuit of Cypress’ current CNS strategy, or a sale or strategic combination of Cypress with third parties, and to continue to operate Cypress’ business in the ordinary course, taking into account the exploration of alternatives process, and (iii) to adopt a stockholder rights plan in the form presented to the board of directors. After review and discussion, the board of directors also approved the filing of this Schedule 14D-9 with the SEC and mailing of the Schedule 14D-9 to Cypress’ stockholders.”
     On page 10, the second bullet under the heading “1. The Offer grossly undervalues Cypress’ current business and future prospects” is hereby amended and restated to read as follows:
     “Existing Rights and Future Prospects in CNS Market. The Offer inadequately values Cypress’ existing business and prospects in the CNS market, a market that generated $121 billion in worldwide sales in 2009. Cypress has a very experienced management team that has successfully developed and marketed CNS products, and that possesses unique know-how and expertise in psychiatry, neuropharmacology, and clinical methodology. This rich history of CNS expertise has led to a record of innovation and clinical development success, with Cypress holding a valuable portfolio of intellectual property rights and pre-clinical and clinical data relating to: (i) CYP-1020, which may be used in the treatment of cognitive impairment in schizophrenia and has the potential to be the first antipsychotic with a pro-cognitive effect; (ii) Carbetocin, which is targeted toward the treatment of social and repetitive behavior deficits in autism for which there is currently no approved therapies for the core social and repetitive behavior deficits; and (iii) Staccato Nicotine, which is a smoking cessation therapy intended to improve on current smoking cessation approaches by delivering nicotine via inhalation without the harmful side effects associated with cigarettes. The board believes that, contrary to the unsupported public statements made by Ramius, each of these programs has a positive expected value based on the cash investments required and future potential profits. The Offer does not compensate Cypress stockholders for the full value of the Savella royalty stream and ascribes no value to any of Cypress’ recent product acquisitions and no value to Cypress’ future prospects in the CNS market. There is no assurance, however, that the CNS pipeline drugs will have positive clinical results or yield positive value for the Company.”
     On page 11, the paragraph under the caption “4. The board of directors has determined to engage in a broad evaluation of Cypress’ strategic alternatives, with the assistance of its financial advisors, in order to maximize value for all stockholders” is hereby amended and restated to read as follows:
     “The board has committed to explore strategic alternatives for Cypress, which may include but are not limited to monetization of certain Cypress assets or other transactions that deliver value to Cypress’ stockholders and/or pursuit of Cypress’ current CNS strategy, or a sale or strategic combination of Cypress with third parties. The board of directors commenced the formal review of strategic alternatives on September 28, 2010 and has invited Offeror to participate in the process. The consummation of the Offer would deprive the other stockholders of the opportunity to realize value from the board’s pursuit of strategic alternatives.”
Item 6. Interest in Securities of the Subject Company
     On page 13, Item 6 is hereby amended and restated to read as follows:
     “No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by Cypress or by any executive officer, director, affiliate or subsidiary of Cypress.”
Item 8. Additional Information.
     On page 16, the paragraph under the caption “Cautionary Note Regarding Forward-Looking Statements” is hereby amended and restated to read as follows:
     “This Schedule 14D-9 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbor protections do not extend to any of the forward-looking statements made in connection with the tender offer. These statements include statements with respect to Cypress’ plans to explore strategic alternatives to enhance value for Cypress’ stockholders, statements with respect to Cypress’ ability to execute on its strategic plan, statements regarding future actions that Cypress’ board of directors may take, statements regarding Cypress’ expectations with respect to the value of the Savella royalty stream, statements regarding anticipated future cash balances and statements relating to the Cypress board of directors’ expectations to redeem the rights distributed pursuant to the Rights Agreement. Actual results could vary materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Offeror, actions taken by stockholders in respect of the Offer, the possible effect of the Offer on Cypress’ business, and the risk factors found under the heading “Risk Factors” in Cypress’ 2009 Annual Report on Form 10-K filed with the SEC on March 31, 2010, and Cypress’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the SEC on August 9, 2010, which risk factors are incorporated herein by reference. As a result, these statements speak only as of the date hereof, and Cypress undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. There can be no assurance that Cypress’ current business strategy and/or any pipeline drugs will yield positive results and/or value for the Company. The statements in this schedule speak only as the date hereof, and Cypress does not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CYPRESS BIOSCIENCE, INC.
By:	/s/ Jay D. Kranzler
Name:	Jay D. Kranzler, M.D., Ph.D.
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: October 4, 2010

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